FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of:  March 2003
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Commission File Number:  016353
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Lucky 1 Enterprises Inc.
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(Translation of registrant's name into English)


1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---


NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

March 11, 2003


Further to the Company's News Release dated October 7,
2002 the Company is pleased to announce that it has closed the first tranche of the non-brokered Private
Placement Financing by issuing 1,125,000 common shares in the capital of the Company at a price of Canadian
$0.40 per common share for total proceeds of Canadian
$450,000.  The non-brokered Private Placement
Financing shares which have been issued are subject to a hold period expiring on March 10, 2004. There will be a Finder's Fee of 10% payable to an arm's length third party in respect to this non-brokered
Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital.

The Company is pleased to announce that it has entered into a Private Placement Financing Agreement with Las Vegas From Home.com Entertainment Inc.
("Las Vegas"), a related Company, whereby the Company shall acquire, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of Canadian $0.10 per common share, for total proceeds of Canadian $250,000. The Company may in the future either increase or decrease its investment in Las Vegas.
This transaction is subject to the approval of the TSX
Venture Exchange.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT
TELEPHONE NUMBER (604) 681-1519.

On behalf of the Board of
Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"
__________________________
Bedo H. Kalpakian, President

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